FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Press release dated April 28, 2006, entitled, “Banco Santander Santiago Announces First Quarter 2006 Earnings.”

2.	First Quarter 2006 Results.

3.	Consolidated Financial Statements at March 31, 2006, of Banco Santander - Chile and Subsidiaries.

Item 1

Banco Santander Santiago Announces
First Quarter 2006 Earnings

In the first quarter of 2006 net income totals Ch$64,434 million (Ch$0.34 per share and US$0.67/ADR), increasing 19.4% YoY.

Core revenue growth drives earnings. Net financial income increases 19.4% and fee income expands 24.3%, YoY.

Better earnings mix enhances margins. Net interest margin increases 22 basis points to 4.37% in 1Q 2006 compared to 1Q 2005.

Total loans increase 5.8% QoQ and 17.8% YoY. Consumer loans increase 28.0%, residential mortgage loans grow 26.5% and commercial loans increase 19.3% YoY.

Market share increasing in key products. Market share increases in lending to individuals, corporate lending, checking accounts, credit cards, time deposits and mutual funds.

Record low efficiency ratio of 38.3%. The Bank continues to improve productivity, which has help to finance the investments in the branch network.

Sound asset quality. Past due loans in 1Q 2006 decrease 19.9% YoY. The ratio of past due loans to total loans reaches 0.93% in 1Q 2006 compared to 1.38% in 1Q 2005. Provision expense increases in line with growth of consumer lending activities and seasonal factors.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Santiago, Chile, April 28, 2006. Banco Santander Santiago (NYSE: SAN) announced today its unaudited results for the first quarter of 2006. These results are reported on a consolidated basis in accordance with Chilean GAAP1,2 in nominal Chilean pesos.

In the first quarter of 2006 net income totaled Ch$64,434 million (Ch$0.34 per share and US$0.67/ADR), increasing 19.4% compared to 1Q 2005 (from now on YoY). Core revenues (net financial income and fees) increased 20.4% YoY as the Bank continued to gain market share in key products and services.

Net financial income grew 19.4% YoY driven by higher margins and strong loan growth. The better earnings mix resulted in a higher net interest margin, which increased 22 basis points to 4.37% compared to 1Q 2005. In the quarter, total loans increased 5.8% QoQ and 17.8% YoY. Total loan market share reached 23.0% as of March 2006, increasing 40 basis points since year-end 2005. Higher consumer confidence continued to fuel the demand for consumer and residential mortgage loans in the quarter. Total market share in lending to individuals, as defined by the Superintendence of Banks, was 25.3% as of March 2006 and went up 20 basis points since the beginning of the year and 80 basis points YoY. The growth of internal investment and foreign trade led to a rise in lending to small and mid-sized companies (SMEs), the middle market and corporates. Spreads in these segments have also been rising increasing the attractiveness of lending to these clients. As a result, market share in lending to companies, as defined by the Superintendence of Banks, increased 50 basis points QoQ to 21.9% .

Net fee income increased 24.3% YoY. Greater product usage has boosted fee income. In 1Q 2006 fees from checking accounts increased 24.2% . Market share in checking accounts reached 25.6% as of February 2006 compared to 23.6% as of February 2005, the latest figures available. Credit card fees increased 41.6% YoY. Santander Santiago’s credit cards were growing 19.5% YoY. ATM fees increased 15.9% in 1Q 2006 compared to the same period of 2005. This rise is in line with the 17.5% YoY growth of the Bank’s ATM network. Insurance brokerage fees increased 26.0% YoY as the Bank continues to successfully cross-sell its client base with innovative insurance products.

Provision expense increased 49.9% YoY. The net charge-off ratio (total provisions, net of recoveries divided by total loans) reached 0.95% compared to 0.75% in 1Q 2005 and 0.66% in 4Q 2005. This rise in provision expenses was mainly due to the rise in consumer lending and a seasonal increase in short-term non-performance (1-89 days). Asset quality continued to improve in the rest of the portfolio in line with the evolution of the economy. The ratio of required reserves over total loans ratio, which measures the expected loss of the loan portfolio, reached 1.36% as of March 2006 compared to 1.42% as of December 2005 and 1.86% in 1Q 2005. Past due loans in 1Q 2006 decreased 5.8% QoQ and 19.9% YoY. The ratio of past due loans to total loans reached 0.93% in 1Q 2006 compared to 1.05% in 4Q 2005 and 1.38% in 1Q 2005. Coverage of past due loans reached 145.2% in 1Q 2006 compared to 135.1% in 1Q 2005.

1	Safe harbor statement under the Private Securities Litigation Reform Act of 1995: All forward-looking statements made by Banco Santander Santiago involve material risks and uncertainties and are subject to change based on various important factors which may be beyond the Bank's control. Accordingly, the Bank's future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, those described in the Bank's filings with the Securities and Exchange Commission. The Bank does not undertake to publicly update or revise the forward-looking statements even if experience or future changes make it clear that the projected results expressed or implied therein will not be realized.
2	The Peso/US dollar exchange rate as of March 31, 2006 was Ch$527.70 per dollar. All figures presented are in nominal terms. Historical figures are not adjusted by inflation.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Costs remain under control. In 1Q 2006 the efficiency ratio reached a record level of 38.3% compared to 41.8% in 1Q 2005. The Bank has the lowest efficiency ratio among the leading banks in Chile and Latin America. Operating expenses increased 6.9% YoY in 1Q 2006. The Bank continues to improve productivity, which has help to fund the investments in the branch network.

Banco Santander Santiago	Quarter			Change %

(Ch$ million)	1Q 2006	4Q 2005	1Q 2005	1Q 2006/2005	1Q 2006 / 4Q 2005

Net financial income	141,120	151,081	118,148	19.4%	(6.6%)
Fees and income from services	38,330	39,584	30,847	24.3%	(3.2%)
Core revenues	179,450	190,665	148,995	20.4%	(5.9%)

Total provisions, net of recoveries	(25,471)	(16,635)	(16,995)	49.9%	53.1%
Other operating income,	309	(24,491)	5,484	(94.4%)	--
Operating expenses	(68,917)	(75,761)	(64,498)	6.9%	(9.0%)
Net operating income	85,371	73,778	72,986	17.0%	15.7%
Income before income taxes	77,311	67,877	66,515	16.2%	13.9%
Net income	64,434	57,216	53,960	19.4%	12.6%

Net income/share (Ch$)	0.34	0.30	0.29	19.4%	12.6%
Net income/ADR (US$)[1]	0.67	0.61	0.51	32.7%	9.7%

Total loans	10,736,973	10,144,273	9,112,371	17.8%	5.8%
Customer funds	10,234,278	9,582,834	8,586,747	19.2%	6.8%
Shareholders’ equity	1,151,586	1,081,832	1,074,775	7.1%	6.4%

Net interest margin	4.37%	4.86%	4.15%
Efficiency ratio	38.3%	45.6%	41.8%
Return on average equity[2]	22.8%	21.7%	20.5%
PDL / Total loans	0.93%	1.05%	1.38%
Coverage ratio of PDLs	145.2%	135.3%	135.1%
Risk index[3]	1.39%	1.46%	1.91%
BIS ratio	14.3%	12.9%	16.2%
Branches	361	352	316
ATMs	1,395	1,422	1,187
Employees	7,583	7,482	7,403

1.	The change in earnings per ADR may differ from the change in earnings per share due to the exchange rate.
2.	Annualized Quarterly Earnings / Average Equity.
3.	Total reserve for loan losses / Total loans

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

INTEREST EARNING ASSETS

Sustained economic growth results in solid loan growth in various products and segment

Interest Earning Assets	Quarter ended,			% Change

(Ch$ million)	March 31, 2006	Dec. 31, 2005	March 31, 2005	March 2006/2005	March 06 / Dec. 05

Commercial loans	3,958,263	3,655,101	3,317,067	19.3%	8.3%
Consumer loans	1,480,355	1,392,012	1,156,130	28.0%	6.3%
Residential mortgage loans*	2,381,434	2,281,536	1,883,095	26.5%	4.4%
General purpose mortgage loans**	229,005	251,855	331,580	(30.9%)	(9.1%)
Foreign trade loans	589,509	511,756	588,552	0.2%	15.2%
Leasing	694,733	663,862	536,217	29.6%	4.7%
Factoring	161,714	143,687	114,361	41.4%	12.5%
Other outstanding loans	12,190	13,800	14,987	(18.7%)	(11.7%)
Contingent loans	933,590	929,472	869,201	7.4%	0.4%
Interbank loans	195,798	194,652	175,814	11.4%	0.6%
Past due loans	100,382	106,540	125,367	(19.9%)	(5.8%)

Total loans	10,736,973	10,144,273	9,112,371	17.8%	5.8%

Total financial investments	1,499,986	1,249,496	1,746,909	(14.1%)	20.0%

Total interest-earning assets	12,236,959	11,393,769	10,859,280	12.7%	7.4%

*	Includes residential mortgage loans backed by mortgage bonds (letras hipotecarias para la vivienda) and residential mortgage loans not funded with mortgage bonds (mutuos hipotecarios para la vivienda).
**	Includes general purpose mortgage loans backed by mortgage bonds (letra de crédito fines generales) and other commercial mortgage loans (préstamos hipotecarios endosables para fines generales).

The Chilean economy continued to show robust growth. This was apparent in the evolution of the Bank’s loan portfolio in the quarter. In 1Q 2006 total loans increased 5.8% QoQ and 17.8% YoY. Total loan market share reached 23.0% as of March 2006, increasing 40 basis points since the beginning of the year.

Higher consumer confidence continued to fuel the demand for consumer and residential mortgage loans in the quarter. Total market share in lending to individuals, as defined by the Superintendence of Banks, was 25.3% as of March 2006 and went up 20 basis points since the beginning of the year and 80 basis points YoY. Consumer loans expanded 6.3% QoQ and 28.0% YoY. Market share in consumer lending was 25.7% as of March 2006, flat QoQ, and increasing 40 basis points YoY. Residential mortgage lending increased 4.4% QoQ and 26.5% YoY. Market share in mortgage lending reached 25.1% increasing 30 basis points since December 2005 and 90 basis points in 12 months.

The growth of internal investment and foreign trade led to a rise in lending to small and mid-sized companies (SMEs), the middle market and corporates. As a result, market share in lending to companies, as defined by the Superintendence of Banks, increased 50 basis points QoQ to 21.9% after the Bank proactively reduced market share among corporate clients in 2005. Commercial loans increased 8.3% QoQ and 19.3% YoY. Market share reached 20.7% in this product, rising 70 basis points QoQ and flat YoY.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

The strength in lending to SMEs and middle market companies was also apparent in the rise in high yielding leasing and factoring operations. Factoring loans rose 12.5% QoQ and 41.4% YoY. Leasing increased 4.7% QoQ and 29.6% YoY. The high level of internal investment has increased the demand for capital goods and equipment, resulting in strong growth of the leasing business. Market share in leasing reached 31.5%, rising 60 basis points QoQ and 140 basis points YoY.

The robust growth in Chile’s trade figures also prompted an important rise in foreign trade lending. Export lending increased 12.1% QoQ and import lending rose 20.6% in the same period.

The 9.1% QoQ and 30.9% YoY decrease in general purpose mortgage lending partially offset loan growth in other products. This was mainly due to a switch in the financing mechanism of commercial real estate towards more attractive variable loans, which are classified as commercial lending.

Higher Market Share in Various Products

Market share evolution	Share %	QoQ Chg. (bp)	YoY Chg. (bp)

Individuals	25.3	+20	+80

Consumer	25.7	+0	+40

Mortgage	25.1	+30	+90

Companies	21.9	+50	-50

Commercial	20.7	+70	+0

Leasing	31.5	+60	+140

Foreign trade	19.6	-100	-140

Total Loans	23.0	+40	-10

Source: Superintendence of Banks, unconsolidated figures

Loans by business segment*	Quarter ended,			% Change

(Ch$ million)	March 31, 2006	Dec. 31, 2005	March 31, 2005	March 2006/2005	March 06 / Dec. 05

Santander Banefe	514,790	491,424	416,080	23.7%	4.8%
Middle/upper income	3,856,865	3,711,684	3,129,214	23.3%	3.9%

Total loans to individuals	4,371,655	4,203,108	3,545,293	23.3%	4.0%

SMEs	1,494,802	1,402,332	1,143,571	30.7%	6.6%

Total retail lending	5,866,457	5,605,440	4,688,864	25.1%	4.7%

Institutional lending	183,052	181,999	157,546	16.2%	0.6%

Middle-Market & Real estate	2,125,214	1,963,468	1,855,576	14.5%	8.2%

Corporate	1,427,656	1,261,544	1,368,476	4.3%	13.2%

* Excludes contingent loans

All segments showed strong loan growth in 1Q 2006. Retail lending increased 4.7% QoQ and 25.1% YoY, led by the expansion of loans in the high yielding SME segment. In 1Q 2006 loans in this segment increased 6.6% QoQ and 30.7% YoY. Loan growth in this segment was driven by a 9.2% QoQ increase in leasing, a 19.4% QoQ rise in factoring and a 9.5% QoQ growth in consumer loans to SMEs. The Bank is placing a larger emphasis on expanding its presence among SMEs due to the

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

strong economic indicators that favor growth in this attractive segment.

Loans to individuals continued to expand at a rapid pace in the quarter, increasing 4.7% QoQ and 25.1% YoY. This reflects higher consumer confidence and the expansion of Santander Santiago’s distribution network and client base. Notable in the quarter was the Bank’s successful consumer loan campaign that included the sale of plasma televisions ahead of the upcoming World Cup. Santander Banefe’s loan portfolio expanded 4.8% QoQ and 23.7% YoY. Installment consumer lending led growth in this segment, increasing 6.0% QoQ. Residential mortgage lending in this segment grew 4.7% QoQ. Loans to middle and upper income individuals increased 3.9% QoQ and 23.3% YoY. Loan growth in this segment was led by a 6.5% QoQ rise in installment consumer loans, a 4.6% increase in credit card loans and a 4.3% rise in mortgage lending. This was partially offset by the flat growth of past due loans and commercial loans in this segment.

Lending to the middle market segment increased 8.2% QoQ and 14.5% YoY. The incentive programs designed for commercial teams to avoid the seasonal decline in business activity had a positive effect on growth in this segment in 1Q 2006. Growth was led by a 24.8% QoQ increase in high yielding lines of credit (classified as commercial loans). Foreign trade loans also increased 19.5% QoQ in this segment in 1Q 2006 and commercial loans (excluding lines of credit) grew 9.1% QoQ. This was partially offset by the 5.6% fall in past due loans in this segment.

Total loans in corporate banking increased 13.2% QoQ and 4.3% YoY. Many important sectors of the economy such as utilities, forestry, mining, retail and telecommunications are also increasing their investment plans, which are fuelling growth in the corporate segment. The spread in this segment has also begun to rise in tandem with medium and long-term rates, increasing the attractiveness of lending to this segment, especially when taking into account the profitable non-lending product also offered to these clients. Loan growth was driven by a 17.9% increase in leasing and a 13.7% rise in commercial loans, reflecting the aforementioned rise in demand for capital goods and investments.

CUSTOMER FUNDS

Market share rising in demand deposits QoQ.

Funding	Quarter ended,			% Change

(Ch$ million)	March 31, 2006	Dec. 31, 2005	March 31, 2005	March 2006/2005	March 06 / Dec. 05

Non-interest bearing deposits	2,217,928	2,168,810	2,512,512	(11.7%)	2.3%

Time deposits and savings accounts	6,264,072	5,906,711	4,603,981	36.1%	6.1%

Total customer deposits	8,482,000	8,075,522	7,116,493	19.2%	5.0%

Mutual funds	1,752,278	1,507,312	1,470,254	19.2%	16.3%

Total customer funds	10,234,278	9,582,834	8,586,747	19.2%	6.8%

The overnight interbank rate, a reference rate for time deposits increased 23 bp. to 4.59% between 4Q 2005 and 1Q 2006. As a result, the banking system continued to receive a strong inflow of short-term deposits. The Bank’s time deposits increased 6.1% QoQ and 36.1% YoY.

The quarterly average balance of non-interest bearing demand deposits, net of clearance increased 5.2% QoQ despite the higher rate environment. In 4Q 2005 a new automatic clearing system was

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

introduced for large corporate accounts and financial institutions which resulted in a lower cash clearing balances that positively affected the average amount of non-interest bearing liabilities on the balance sheet, net of clearing. The growth in the number of checking account has also boosted checking account balances. The Bank’s market share in demand deposit volumes has increased 50 basis points since the beginning of the year, reaching 22.9% .

Total quarterly average non-interest bearing demand deposits*	Quarter ended,			Change %

(Ch$ million)	Dec. 31, 2005	Sept. 30, 2005	Dec. 31, 2004	Dec. 2005/2004	Dec. / Sept. 2005

Total	1,781,222	1,692,480	1,741,670	2.3%	5.2%

* Net of clearance

Assets under management increased 16.3% QoQ. In 4Q 2005 the rise in long-term rates resulted in an outflow of funds. In the 1Q 2006 the downward movement of long-term interest rates and the negative inflation rates resulted in an inflow of funds back into mutual funds. The Bank’s market share in mutual funds increased to 21.7% in 1Q 2006 compared to 21.6% as of year-end 2005.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

NET FINANCIAL INCOME

Loan growth and higher margins drives net financial income growth

Net Financial Income	Quarter			Change %

(Ch$ million)	1Q 2006	4Q 2005	1Q 2005	1Q 2006/2005	1Q 2006 / 4Q 2005

Net interest income	125,774	149,927	115,863	8.6%	(16.1%)
Foreign exchange transactions [3]	15,346	1,154	2,285	571.6%	1,229.8%

Net financial income	141,120	151,081	118,148	19.4%	(6.6%)

Average interest-earning assets	12,919,760	12,436,024	11,367,464	13.7%	3.9%

Net interest margin*	4.37%	4.86%	4.15%

Avg. equity + non-interest bearing
demand deposits / Avg. earning	22.5%	22.1%	24.6%
assets

Quarterly inflation rate**	(0.33%)	1.45%	(0.68%)

Avg. overnight interbank rate
(nominal)	4.59%	4.36%	2.65%

Avg. 10 year Central Bank yield
(real)	3.00%	3.20%	2.93%

*	Annualized
**	Inflation measured as the variation of the Unidad de Fomento in the quarter.

Net financial income in 1Q 2006 increased 19.4% compared to 1Q 2005. This rise was mainly driven by the 13.7% increase in average interest earning assets and a 22 bp YoY rise in net interest margins compared to 1Q 2005 to 4.37% .

The YoY evolution in net interest margins was mainly due to:

-	Improved asset mix. The strength of loan growth, especially in retail banking, is positively influencing net interest margins. The 13.7% rise in average earning asset was led by a 17.6% rise in average loans. The real rate earned over average earning assets increased 160 basis points to 8.6% and the real rate earned over average loans increased 150 basis points to 9.2% in 1Q 2006. Loans represented 78.6% of average interest earnings assets in 1Q 2006 compared to 75.9% in 1Q 2005.

     3 For analysis purposes results from foreign exchange transactions, which consist mainly of the results of forward contracts that hedge foreign currency positions, has been included in the calculation of the net financial income and net financial margin. Pursuant to Chilean GAAP, Santander-Chile must include as net interest income the gain or loss in book value of dollar-indexed interest earning assets and liabilities. Therefore, an appreciation of the peso may result in a negative nominal or real rate earned or paid over these assets and liabilities, distorting net interest income and net interest margins. At the same time and pursuant to Chilean GAAP, the Bank must report the results of forward contracts, which hedge foreign currencies as foreign currency transactions. Since the foreign currency gap is limited, the results from foreign exchange transactions are mainly the results of our hedging policies. For this reason and for analysis purpose only we include the results of foreign trade transactions when analyzing net financial income.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

-	Rising short-term rates and re-pricing of time deposits. Short-term interest rate movements placed pressure on the net interest margin in 1Q 2006. The overnight interbank rate, a reference rate for time deposits increased 23 bp. to 4.59% between 4Q 2005 and 1Q 2006. This resulted in higher funding costs due to the re-pricing of short-term time deposits and a deterioration of the funding mix. The ratio of average equity plus non-interest bearing demand deposits over average earning assets decreased from 24.6% in 1Q 2005 to 22.5% in 1Q 2006 as asset growth has been funded mainly through time deposits. This was partially offset by the increase in spread earned over free-funds (non-interest bearing demand deposits and equity) which increases with higher short-term rates. The spread earned over free funds increased 70 basis points in 1Q 2006 compared to 1Q 2005 reaching 3.88%.

-	Unwinding of a cross currency swap. In 1Q 2006 the Bank unwound a cross-currency swap and recognized a one-time gain of Ch$7,100 million in the quarter from this operation.

The 6.6% QoQ decrease in net financial income was mainly due to the negative inflation rate in 1Q 2006 compared to the positive rate in 4Q 2005. This had a negative effect over margins due to the negative gap between assets and liabilities denominated in Unidades de Fomento (UF, an inflation-linked currency). The UF gap results from the Bank’s investment in liquid, low risk financial investments denominated in UF funded through deposits denominated in nominal pesos. This is partially offset by the positive results from price level restatement in 1Q 2006 compared to the loss in price level restatement recognized in 4Q 2005. Chilean CPI is not adjusted for seasonality and in the 1Q of each year prices of perishable goods usually fall. Margins also fall on a sequential basis between 4Q and 1Q since 1Q has 2 business days less, which signifies approximately Ch$3,000 million less in net interest income.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

PROVISION FOR LOAN LOSSES

The PDL ratio falls to 0.93% and the expected loss of the loan portfolio reaches 1.36%

Provision for loan losses	Quarter			Change %

(Ch$ million)	1Q 2006	4Q 2005	1Q 2005	1Q 2006/2005	1Q 2006 / 4Q 2005

Gross provisions	(1,041)	+3,271	+337	--	--
Charge-offs	(34,743)	(34,066)	(25,377)	36.9%	2.0%

Total provisions and charge-offs	(35,784)	(30,795)	(25,040)	42.9%	16.2%

Loan loss recoveries	+10,313	+14,160	+8,045	28.2%	(27.2%)

Total provisions, net of recoveries	(25,471)	(16,635)	(16,995)	49.9%	53.1%

Total loans	10,736,973	10,144,273	9,112,371	17.8%	5.8%

Total reserves	149,112	147,866	174,006	(14.3%)	0.8%
Reserve for loan losses (RLL)	145,729	144,158	169,353	(13.9%)	1.1%
Other reserves	3,383	3,708	4,653	(27.3%)	(8.8%)

Past due loans* (PDL)	100,382	106,540	125,367	(19.9%)	(5.8%)

Gross provision expense / loans	1.33%	1.21%	1.10%
Net provision expense / loans	0.95%	0.66%	0.75%
PDL/Total loans	0.93%	1.05%	1.38%
Expected loss (RLL / loans)	1.36%	1.42%	1.86%
RLL/Past due loans	145.2%	135.3%	135.1%

* Past due loans: installments or credit lines more than 90 days overdue.

Total provisions, net of recoveries increased 49.9% YoY and 53.1% QoQ. The ratio of net provision expense over total loans reached 0.95% compared to 0.75% in 1Q 2005 and 0.66% in 4Q 2005. This rise in provision expenses was mainly due to the increase in consumer lending and a seasonal increase in short-term non-performance (1-89 days) in the consumer portfolio. Short-term non-performance swelled this year more than in previous years as an unusually high number of clients took their vacations after the second round of the presidential elections held on January 15. According to Superintendence of Banks guidelines banks must provision 1% of a consumer loans that has at least one installment 1 to 30 days overdue and must provision 20% of a consumer loans with at least one installment that is 31-60 days overdue. This situation began to normalize in March as people returned and paid their past due installments.

Despite this transitory effect, asset quality remained sound, in line with the evolution of the economy. The ratio of required reserves over total loans ratio, which measures the expected loss of the loan portfolio, reached 1.36% as of March 2006 compared to 1.42% as of December 2005 and 1.86% in 1Q 2005. Past due loans in 1Q 2006 decreased 5.8% QoQ and 19.9% YoY. The ratio of past due loans to total loans reached 0.93% in 1Q 2006 compared to 1.05% in 4Q 2005 and 1.38% in 1Q 2005. Going forward and as stated in last quarters earnings report, the Bank expects asset quality to remain sound, but as the retail banking portfolio increases the ratio of provision expenses to total loans should rise compared to 2005.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

FEE INCOME

Growth in client base and product usage boosts fee income

Fee income	Quarter			Change %

(Ch$ million)	1Q 2006	4Q 2005	1Q 2005	1Q 2006/2005	1Q 2006 / 4Q 2005

Checking accounts	9,628	9,425	7,754	24.2%	2.2%
Administration & collection of insurance policies	6,349	5,612	4,061	56.3%	13.1%
Credit cards	4,494	4,133	3,174	41.6%	8.7%
Mutual fund services	4,467	4,967	4,051	10.3%	(10.1%)
Automatic teller cards	3,714	3,822	3,205	15.9%	(2.8%)
Lines of credit	2,648	2,636	1,500	76.5%	0.5%
Insurance brokerage	2,167	2,203	1,720	26.0%	(1.6%)
Other product and services	4,864	6,785	5,383	(9.6%)	(28.3%)

Total fee income, net	38,330	39,584	30,847	24.3%	(3.2%)

Fees / operating expense	55.6%	52.3%	47.8%

Net fee income increased 24.3% YoY driven by a rise in clients and product usage. The Bank continues to successfully expand its client base and product usage, especially in retail banking. The total number of clients increased 11.9% YoY to 2.3 million. The amount of middle-upper income individual clients that are cross-sold (a client with a checking account and that uses three other products increased) increased 29.0% YoY. The amount of SME clients that are cross-sold increased 16.7%. In Santander Banefe, the amount of cross-sold clients (clients with at least one transactional product and that uses at least 2 or more other products) rose 44.2% YoY.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Greater product usage has boosted fee income. In 1Q 2006 fees from checking accounts increased 24.2% and fees from lines of credit rose 76.5% YoY. Market share in checking accounts reached 25.6% as of February 2006 compared to 23.6% as of February 2005, the latest figure available. In the last twelve months, Santander Santiago has increased its checking account base by 17.4%, twice the rate of growth of the banking system that grew 8.3% in the same period.

Credit card fees increased 41.6% YoY. The Bank is also consolidating its leading position in the credit card market. According to the latest information published by Transbank, as of March 2006, Santander Santiago’s credit cards were growing 19.5% YoY. Total purchases with Santander Santiago credit cards increased 16.2% YoY.

ATM fees increased 15.9% in 1Q 2006 compared to the same period of 2005. This rise is in line with the 17.5% YoY growth of the Bank’s ATM network, which totals 1,395 machines. Fees from mutual fund asset management increased 10.3% YoY in 1Q 2006. Assets under management increased 16.3% YoY driving fee growth in this product. Insurance brokerage fees increased 26.0% YoY as the Bank continues to successfully cross-sell its client base with innovative insurance products. The 56.3% rise in the administration and collection of insurance policies is directly related to the rise in mortgage lending that requires insurance.

The 3.2% decrease in fees QoQ is mainly due to seasonal factors.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

OPERATING EXPENSES AND EFFICIENCY

Efficiency level reaches a record level of 38.3%

Operating Expenses	Quarter			Change %

(Ch$ million)	1Q 2006	4Q 2005	1Q 2005	1Q 2006/2005	1Q 2006 / 4Q 2005

Personnel expenses	34,005	36,774	33,509	1.5%	(7.5%)

Administrative expenses	25,836	27,425	22,263	16.0%	(5.8%)

Depreciation and amortization	9,076	11,562	8,726	4.0%	(21.5%)

Operating expenses	68,917	75,761	64,498	6.9%	(21.5%)

Efficiency ratio*	38.3%	45.6%	41.8%

* Operating expenses / operating income. Operating income = Net financial income + Net fee income + other operating income, net.

Costs remain under control. In 1Q 2006 the efficiency ratio reached 38.3% compared to 41.8% in 1Q 2005. The Bank has the lowest efficiency ratio among the leading banks in Chile and Latin America.

Operating expenses increased 6.9% YoY in 1Q 2006. Despite the increase in commercial activity, the Bank continues to improve productivity, which has help to fund the increase in investments in the branch network. Personnel expense increased 1.5% YoY, in line with the 2.4% rise in headcount in the period.

The 16.0% YoY increase in administrative expenses is directly linked to the higher commercial activities and the larger distribution network. In 1Q 2006 the Bank continued expanding its distribution network in order to sustain current commercial growth levels, especially in retail banking. Nine branches were opened in 1Q 2006 bringing the total to 361 branches, representing a YoY increase of 14.2% . Santander Santiago has the largest branch and ATM network in Chile.

The 9.0% QoQ decrease in operating expenses was mainly due to seasonal factors.

OTHER OPERATING INCOME

Other operating income*	Quarter			Change %

(Ch$ million)	1Q 2006	4Q 2005	1Q 2005	1Q 2006/2005	1Q 2006 / 4Q 2005

Net gain from trading and mark-to-
market of securities	8,051	(16,596)	11,446	(29.7%)	--

Other operating results, net	(7,742)	(7,895)	(5,962)	29.4%	(1.9%)

* The gains (loss) from foreign exchange transactions are included in the analysis of net financial income (See Net Financial Income)

Medium and long-term interest rates fell in 1Q 2006 after rising sharply in 4Q 2005. The yield on the Central Bank’s 10-year bond decreased 32 basis points in the quarter. This had a positive effect on the net gains from trading and mark-to-market of securities, which totaled Ch$8,051 million.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Other operating results, net totaled a loss of Ch$7,742 million, increasing 29.4% YoY. This line tem mainly includes the variable sales force expenses. When a bank product is sold, the fee earned by the sales force is recognized on an accrued basis according to the life of the product. Total sales force expenses reached Ch$4,042 million in 1Q 2006.

OTHER INCOME/EXPENSES, PRICE LEVEL RESTATEMENT AND INCOME TAX

Other Income and Expenses	Quarter			Change %

(Ch$ million)	1Q 2006	4Q 2005	1Q 2005	1Q 2006/2005	1Q 2006 / 4Q 2005

Non-operating income, net	(11,015)	141	(12,596)	(12.6%)	--
Income attributable to investments in
other companies	240	74	214	12.1%	224.3%
Losses attributable to minority interest	(65)	63	(53)	22.6%	--

Total net non-operating results	(10,840)	278	(12,435)	(12.8%)	--

Price level restatement	2,780	(6,179)	5,964	(53.4%)	--

Income tax	(12,877)	(10,661)	(12,555)	2.6%	20.8%

In 1Q 2006 net non-operating results totaled a loss of Ch$10,840 million compared to a loss of Ch$12,435 million in 1Q 2005. This lower loss was mainly due to a decrease in results related to repossessed assets partially offset by higher provisions for non-credit related contingencies.

The 53.4% decline in the YoY gain from price level restatement in was due to the differences in inflation rate in the quarters being analyzed. In 1Q 2006 inflation reached -0.33% compared to -0.68% in 1Q 2005. The Bank must adjust its capital, fixed assets and other assets for the variations in price levels. Since the Bank's capital is larger than the sum of fixed and other assets, when inflation is negative, the Bank usually records a gain from price restatement. In 4Q 2005 the positive inflation rate resulted in a negative level of price level restatement.

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

SHAREHOLDERS’ EQUITY AND REGULATORY CAPITAL

Shareholders’ equity	Quarter ended,			% Change

(Ch$ million)	March 31, 2006	Dec. 31, 2005	March 31, 2005	March 2006/2005	March 06 / Dec. 05

Total capital and reserves	1,087,152	842,122	1,020,815	6.5%	29.1%

Net Income	64,434	239,710	53,960	19.4%	(73.1%)

Total shareholders’ equity	1,151,586	1,081,832	1,074,775	7.1%	6.4%

Return on average equity (ROAE)	22.8%	21.7%	20.5%

Shareholders’ equity totaled Ch$1,151,586 million as of March 31, 2006. The Bank’s ROAE in 1Q 2006, reached 22.8% compared to 20.5% in 1Q 2005 and 21.7% in 4Q 2005.

The Bank’s BIS ratio as of March 31, 2006 reached 14.3% with a Tier I ratio of 10.8% . Banco Santander Santiago held its annual Ordinary Shareholders’ Meeting on April 25, 2006. During the meeting, a dividend of Ch$ 155,811 million (Ch$0.82682216 per share) was approved, corresponding to 65% of 2005 net income. Immediately following the payment of the dividend the Bank’s BIS ratio should be approximately 12.9% and the Tier I ratio 9.3% .

Capital Adequacy	Quarter ended,			% Change

(Ch$ million)	March 31, 2006	Dec. 31, 2005	March 31, 2005	March 2006/2005	March 06 / Dec. 05

Tier I	1,087,152	842,121	1,020,815	6.5%	29.1%
Tier II	361,713	364,299	408,190	(11.4%)	(0.7%)

Regulatory capital	1,448,865	1,206,421	1,429,005	1.4%	20.1%

Risk weighted assets	10,107,478	9,362,393	8,841,111	14.3%	8.0%

Tier I	10.8%	9.0%	11.5%

BIS ratio	14.3%	12.9%	16.2%
	(12.9% post
	dividend)

INSTITUTIONAL BACKGROUND

As per latest public records published by the Superintendency of Banks for March 2006, Banco Santander Santiago was the largest bank in Chile in terms of loans and deposits. The Bank has the highest credit ratings among all non-publicly owned Latin American companies with an A rating from Standard and Poor’s, A by Fitch and a Baa1 rating from Moody’s, which are the same ratings assigned to the Republic of Chile. The stock is traded on the New York Stock Exchange (NYSE: SAN) and the Santiago Stock Exchange (SSE: Bsantander). The Bank’s main shareholder is Banco Santander Central Hispano, S.A., which directly and indirectly owns 83.94% of Banco Santander Santiago.

BANCO SANTANDER CENTRAL HISPANO

Santander (SAN.MC, STD.N) Is the largest bank in the Euro Zone by market capitalization and one of the largest worldwide. Founded in 1857, Santander has €815,000 million in assets and €975,000 million in managed funds, 66 million customers, 10.300 offices and a presence in 40 countries. It is

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including the United Kingdom through its Abbey subsidiary and Portugal, where it is the third largest banking group. Through Santander Consumer, it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries. In the first quarter of 2006, Santander recorded €1,493 million in net attributable profits, 26% more than in the same period of the previous year.

In Latin America, Santander manages over US$200 billion in business volumes (loans, deposits, mutual funds and pension funds) through 4,170 offices. In the first quarter of 2006, Santander recorded in Latin America US$743 million in net attributable income, 35% higher than in the prior year.

CONTACT INFORMATION

Robert Moreno
Manager

Investor Relations Department
Banco Santander Santiago
Bandera 140 Piso 19,
Santiago,
Chile

Tel: (562) 320-8284
Fax: (562) 671-6554
Email: rmorenoh@santandersantiago.cl
Website: www.santandersantiago.cl

Investor Relations Department
Bandera 140 19th Floor, Santiago, Chile, Tel: 562-320-8284, fax: 562-671-6554,
email: rmorenoh@santandersantiago.cl

Item 2

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

	31-Mar	31-Mar	31-Dec	31-Mar	% Change	% Change

	2005	2006	2005	2005	March 2006 / 2005	March 2006 / Dec. 2005

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
ASSETS

Cash and due from banks
Noninterest bearing	656,358	346,360	1,013,857	750,469	(53.8%)	(65.8%)
Interbank deposits-interest bearing	1,837,396	969,594	211,105	590,946	64.1%	359.3%

Total cash and due from banks	2,493,754	1,315,954	1,224,962	1,341,415	(1.9%)	7.4%

Financial investments
Government securities	929,513	490,504	460,181	773,721	(36.6%)	6.6%
Investments purchased under agreements to resell	62,604	33,036	23,120	25,616	29.0%	42.9%
Other financial investments	1,663,402	877,777	674,976	423,653	107.2%	30.0%
Investment collateral under agreements to repurchase	186,979	98,669	91,218	523,919	(81.2%)	8.2%

Total financial investments	2,842,498	1,499,986	1,249,496	1,746,909	(14.1%)	20.0%

Loans, net
Commercial loans	7,500,972	3,958,263	3,655,101	3,317,067	19.3%	8.3%
Consumer loans	2,805,297	1,480,355	1,392,012	1,156,130	28.0%	6.3%
Mortgage loans (Financed with mortgage bonds)	1,109,170	585,309	634,723	810,688	(27.8%)	(7.8%)
Foreign trade loans	1,117,129	589,509	511,756	588,552	0.2%	15.2%
Interbank loans	371,040	195,798	194,652	175,814	11.4%	0.6%
Leasing	1,316,530	694,733	663,862	536,217	29.6%	4.7%
Other outstanding loans	4,167,205	2,199,034	2,056,155	1,533,335	43.4%	6.9%
Past due loans	190,226	100,382	106,540	125,367	(19.9%)	(5.8%)
Contingent loans	1,769,168	933,590	929,472	869,201	7.4%	0.4%
Reserves	(282,570)	(149,112)	(147,866)	(174,006)	(14.3%)	0.8%

Total loans, net	20,064,167	10,587,861	9,996,408	8,938,365	18.5%	5.9%

Other assets
Bank premises and equipment	415,975	219,510	221,375	208,019	5.5%	(0.8%)
Foreclosed assets	26,180	13,815	17,948	26,367	(47.6%)	(23.0%)
Investments in other companies	12,507	6,600	6,696	4,967	32.9%	(1.4%)
Assets to be leased	45,977	24,262	32,015	14,075	72.4%	(24.2%)
Other	976,460	515,278	347,922	583,126	(11.6%)	48.1%

Total other assets	1,477,099	779,465	625,956	836,554	(6.8%)	24.5%

TOTAL ASSETS	26,877,518	14,183,266	13,096,821	12,863,243	10.3%	8.3%

BANCO SANTANDER - CHILE, AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(In millions of nominal Chilean pesos)

	31-Mar	31-Mar	31-Dec	31-Mar	% Change	% Change

	2005	2006	2005	2005	March 2006 / 2005	March 2006 / Dec. 2005

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions
LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits
Current accounts	2,807,326	1,481,426	1,455,924	1,346,977	10.0%	1.8%
Bankers drafts and other deposits	1,395,683	736,502	712,886	1,165,535	(36.8%)	3.3%

Total non-interest bearing deposits	4,203,009	2,217,928	2,168,810	2,512,512	(11.7%)	2.3%

Savings accounts and time deposits	11,870,517	6,264,072	5,906,711	4,603,981	36.1%	6.1%

Total deposits	16,073,526	8,482,000	8,075,522	7,116,493	19.2%	5.0%

Other interest bearing liabilities
Banco Central de Chile borrowings
Credit lines for renegotiation of loans	11,597	6,120	6,655	8,333	(26.6%)	(8.0%)
Other Banco Central borrowings	235,571	124,311	173,206	215,268	(42.3%)	(28.2%)

Total Banco Central borrowings	247,168	130,431	179,860	223,601	(41.7%)	(27.5%)

Investments sold under agreements to repurchase	182,769	96,447	49,779	474,004	(79.7%)	93.8%

Mortgage finance bonds	1,177,694	621,469	668,961	861,145	(27.8%)	(7.1%)

Other borrowings
Bonds	849,373	448,214	415,243	364,103	23.1%	7.9%
Subordinated bonds	740,489	390,756	385,751	550,596	(29.0%)	1.3%
Borrowings from domestic financial institutions	0	0	2,528	746	(100.0%)	(100.0%)
Foreign borrowings	2,933,294	1,547,899	1,098,246	829,959	86.5%	40.9%
Other obligations	89,864	47,421	42,092	43,760	8.4%	12.7%

Total other borrowings	4,613,020	2,434,290	1,943,859	1,789,164	36.1%	25.2%

Total other interest bearing liabilities	6,220,651	3,282,637	2,842,460	3,347,914	(1.9%)	15.5%

Other liabilities
Contingent liabilities	1,771,146	934,634	931,318	870,383	7.4%	0.4%
Other	627,044	330,891	164,225	452,361	(26.9%)	101.5%
Minority interest	2,877	1,518	1,464	1,317	15.3%	3.7%

Total other liabilities	2,401,067	1,267,043	1,097,007	1,324,061	(4.3%)	15.5%

Shareholders' equity
Capital and reserves	2,060,171	1,087,152	842,122	1,020,815	6.5%	29.1%
Income for the year	122,103	64,434	239,710	53,960	19.4%	(73.1%)

Total shareholders' equity	2,182,274	1,151,586	1,081,832	1,074,775	7.1%	6.4%

TOTAL LIABILITIES AND
SHAREHOLDER'S EQUITY	26,877,518	14,183,266	13,096,821	12,863,243	10.3%	8.3%

BANCO SANTANDER CHILE
QUARTERLY INCOME STATEMENTS
Millions of nominal Chilean pesos

	IQ 2006	IQ 2006	IVQ 2005	IQ 2005	% Change	% Change

	US$ thousands	Ch$ millions	Ch$ millions	Ch$ millions	IQ 2006/2005	IQ 2006 / IVQ 2005
Interest income and expense
Interest income	422,644	223,029	293,199	165,014	35.2%	(23.9%)
Interest expense	(184,300)	(97,255)	(143,272)	(49,151)	97.9%	(32.1%)

Net interest income	238,344	125,774	149,927	115,863	8.6%	(16.1%)

Foreign exchange transactions, net	29,081	15,346	1,154	2,285	571.6%	1229.8%

Net financial income	267,425	141,120	151,081	118,148	19.4%	(6.6%)

Provision for loan losses	(48,268)	(25,471)	(16,635)	(16,995)	49.9%	53.1%

Fees and income from services
Fees and other services income	88,194	46,540	48,314	37,735	23.3%	(3.7%)
Other services expense	(15,558)	(8,210)	(8,730)	(6,888)	19.2%	(6.0%)

Total fees and income from services, net	72,636	38,330	39,584	30,847	24.3%	(3.2%)

Other operating income, net
Net gain (loss) from trading and mark-to-market	15,257	8,051	(16,596)	11,446	(29.7%)	--
Other, net	(14,671)	(7,742)	(7,895)	(5,962)	29.9%	(1.9%)

Total other operating income,net	586	309	(24,491)	5,484	(94.4%)	--

Operating expenses
Personnel salaries and expenses	(64,440)	(34,005)	(36,774)	(33,509)	1.5%	(7.5%)
Administrative and other expenses	(48,960)	(25,836)	(27,425)	(22,263)	16.0%	(5.8%)
Depreciation and amortization	(17,199)	(9,076)	(11,562)	(8,726)	4.0%	(21.5%)

Total operating expenses	(130,599)	(68,917)	(75,761)	(64,498)	6.9%	(9.0%)

Other income and expenses
Nonoperating income, net	(20,874)	(11,015)	141	(12,596)	(12.6%)	--
Income attributable to investments in other companies	455	240	74	214	12.1%	224.3%
Losses attributable to minority interest	(123)	(65)	63	(53)	22.6%	--

Total other income and expenses	(20,542)	(10,840)	278	(12,435)	(12.8%)	--

Gain (loss) from price-level restatement	5,268	2,780	(6,179)	5,964	(53.4%)	--

Income before income taxes	146,506	77,311	67,877	66,515	16.2%	13.9%
Income taxes	(24,402)	(12,877)	(10,661)	(12,555)	2.6%	20.8%

Net income	122,103	64,434	57,216	53,960	19.4%	12.6%

Financial Ratios

	1Q04	2Q04	3Q04	4Q04	1Q05	2Q05	3Q05	4Q05	1Q06
Profitability
Net interest margin*	4.3%	4.8%	4.5%	4.7%	4.2%	4.8%	4.6%	4.9%	4.3%
Net fees / operating expenses	43.2%	41.8%	44.0%	50.9%	47.8%	47.5%	50.3%	52.3%	55.6%
Return on average equity	19.7%	17.1%	22.7%	21.5%	20.5%	25.7%	26.8%	21.7%	22.8%

Capital ratio
BIS	16.7%	13.6%	13.1%	14.9%	16.2%	13.4%	13.2%	12.9%	14.3%

Earnings per Share
Net income (nominal Ch$mn)	51,277	40,067	53,515	53,935	53,960	62,101	66,433	57,216	64,434
Net income per share (Nominal Ch$)	0.27	0.21	0.28	0.29	0.29	0.33	0.35	0.30	0.34
Net income per ADS (US$)	0.45	0.35	0.49	0.53	0.51	0.59	0.69	0.61	0.67
Shares outstanding in million	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1	188,446.1

Credit Quality
Past due loans/total loans	1.98%	1.73%	1.58%	1.52%	1.38%	1.29%	1.17%	1.05%	0.93%
Reserves for loan losses/past due loans	104.8%	110.7%	120.3%	128.5%	135.1%	137.6%	129.4%	135.3%	145.2%

Efficiency
Operating expenses/operating income	43.2%	46.9%	40.4%	46.0%	41.8%	39.1%	39.9%	45.6%	38.3%

Market information (period-end)
Stock price	15.9	16.2	16.3	18.1	18.6	17.9	22.3	21.6	22.05
ADR price	26.9	26.7	27.94	33.86	33.13	32.3	43.87	44.6	43.6
Market capitalization (US$mn)	4,879	4,843	5,068	6,141	6,009	5,858	7,957	8,089	7,908

Network
ATMs	1,027	1,050	1,050	1,190	1,187	1,225	1,322	1,422	1,395
Branches	341	346	351	311	316	327	335	352	361

Other Data
Exchange rate (Ch/US$) (period-end)	623.21	636.59	606.96	559.83	586.45	578.92	533.69	514.21	527.7

* Net interest margin including results of foreign exchange transactions

Loans by client segment Ch$ million	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	% Change March 2006 / 2005	% Change March 06 / Dec. 05
Banefe	396,640	416,080	434,742	459,058	491,424	514,790	23.7%	4.8%
Middle-upper income	2,967,258	3,129,214	3,305,448	3,521,901	3,711,684	3,856,865	23.3%	3.9%
Total individuals	3,363,899	3,545,293	3,740,190	3,980,959	4,203,108	4,371,655	23.3%	4.0%

SMEs	1,070,559	1,143,571	1,223,618	1,317,681	1,402,332	1,494,802	30.7%	6.6%
Total RETAIL	4,434,457	4,688,864	4,963,808	5,298,640	5,605,440	5,866,457	25.1%	4.7%

Institutional lending	149,625	157,546	154,948	175,508	181,999	183,052	16.2%	0.6%
Middle-market & real estate	1,721,460	1,855,576	1,899,395	1,943,136	1,963,468	2,125,214	14.5%	8.2%
Large Corporations	1,313,539	1,368,476	1,293,519	1,267,076	1,261,544	1,427,656	4.3%	13.2%

Excludes contingent loans

Item 3

Banco Santander - Chile and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS AT March 31

In Ch$ million as of March 31, 2006

ASSETS

	2006 Ch$ (Millions)	2005 Ch$ (Millions)

CASH AND DUE FROM BANKS	1,315,954.3	1,396,144.2

LOANS:
Commercial loans	3,958,262.9	3,452,402.9
Foreign trade loans	589,509.0	612,564.9
Consumer loans	1,480,354.9	1,203,300.4
Mortgage loans	585,309.2	843,763.8
Lease contracts	694,733.3	558,095.0
Contingent loans	933,589.9	904,664.7
Other outstanding loans	2,199,033.7	1,595,895.5
Past-due loans	100,382.4	130,481.5

Total loans	10,541,175.3	9,301,168.7
Reserves for loan losses	(149,112.0)	(181,105.3)
Total loans, net	10,392,063.3	9,120,063.4

OTHER LOANS OPERATIONS:
Interbank loans	195,797.8	182,987.4
Investments purchased under agreements to resell	33,036.1	26,661.3

Total other loans operations	228,833.9	209,648.7

INVESTMENTS:
Government securities	490,503.5	805,288.7
Other financial investments	877,777.2	440,938.0
Investment collateral under agreements to repurchase	98,668.6	545,294.6
Assets for leasing	24,262.4	14,648.7
Assets received or awarded in lieu of payment	13,815.1	27,442.4
Other not financial investments	249.7	214.6

Total investments	1,505,276.5	1,833,827.0

OTHER ASSETS:	515,028.0	606,703.8

FIXED ASSETS:
Bank premises and equipment	219,509.6	216,506.4
Investments in other companies	6,599.5	5,169.9

Total fixed assets	226,109.1	221,676.3

TOTAL ASSETS	14,183,265.1	13,388,063.4

CONSOLIDATED FINANCIAL STATEMENTS AT March 31,

In Ch$ million as of March 31, 2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

	2006 Ch$ (Millions)	2005 Ch$ (Millions)

DEPOSITS AND OTHER LIABILITIES:
Current accounts	1,481,425.6	1,401,933.7
Savings accounts and time deposits	6,308,924.0	4,821,122.6
Bankers drafts and other deposits	691,649.9	1,183,789.6
Investments sold under agreements to repurchase	96,446.9	493,343.3
Mortgage finance bonds	621,469.0	896,280.1
Contingent liabilities	934,633.6	905,894.6

Total deposits and other liabilities	10,134,549.0	9,702,363.9

BONDS:
Bonds	448,214.0	378,958.7
Subordinated bonds	390,755.5	573,060.7

Total bonds	838,969.5	952,019.4

BORROWINGS FROM BANCO CENTRAL DE CHILE
AND OTHER FINANCIAL INSTITUTIONS:
Chilean Central Bank credit lines for
renegotiations of loans	6,119.9	8,672.6
Other Central Bank borrowings	124,311.3	224,050.8
Borrowings from domestic financial institutions	--	777.0
Foreign borrowings	1,547,899.2	863,821.4
Other obligations	47,420.9	45,544.9

Total borrowings from financial institutions	1,725,751.3	1,142,866.7

OTHER LIABILITIES:	330,890.9	470,814.6

Total liabilities	13,030,160.7	12,268,064.6

MINORITY INTEREST	1,518.3	1,372.7

SHAREHOLDERS’ EQUITY:
Capital and reserves	1,093,302.4	1,059,916.8
Fluctuations of financial investments	(6,150.5)	2,547.3
Income for the period	64,434.2	56,162.0

Total shareholders’ equity, net	1,151,586.1	1,118,626.1

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	14,183,265.1	13,388,063.4

BANCO SANTANDER - CHILE AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT
For the periods between January 1, and March 31,

In Ch$ million as of March 31, 2006

	2006 Ch$ (Millions)	2005 Ch$ (Millions)

OPERATING INCOME
Interest income	223,029.0	171,746.4
Gain from trading and brokerage activities	15,882.3	23,711.1
Fees income	46,539.6	39,274.8
Gains from foreign exchange transactions	15,346.2	2,452.2
Other operating income	1,563.4	193.0

Total operating income	302,360.5	237,377.5

Less:
Interest expense	(97,255.0)	(51,156.5)
Losses from trading and brokerage activities	(7,417.2)	(11,798.4)
Fees expenses	(8,209.6)	(7,168.5)
Losses from foreign exchange transactions	--	(74.0)
Other operating expenses	(9,719.5)	(6,397.6)

Gross margin	179,759.2	160,782.5

Personnel salaries and expenses	(34,005.1)	(34,875.8)
Administrative expenses	(25,835.7)	(23,171.4)
Depreciation and amortization	(9,076.0)	(9,082.0)

Net margin	110,842.4	93,653.3

Reserve for loan losses	(25,470.7)	(17,688.2)

Operating income	85,371.7	75,965.1

OTHER INCOME AND EXPENSES:
Non-operating income	4,076.3	15.3
Non-operating expenses	(15,092.3)	(17,649.1)
Income attributable to investments in other companies	239.8	4,742.0
Loss from price-level restatement	2,780.5	6,206.8

Income before income taxes	77,376.0	69,280.1
Income taxes	(12,877.3)	(13,066.7)

Net income after taxes	64,498.7	56,213.4
Minority interests	(64.5)	(51.4)

NET INCOME	64,434.2	56,162.0

ROBERTO JARA CABELLO	OSCAR VON CHRISMAR CARVAJAL
Accounting Manager	General Manager

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile

Date:	June 14, 2006	By:	/s/ Gonzalo Romero

			Name:	Gonzalo Romero
			Title:	General Counsel